SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Diamondback Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

25278X109

(CUSIP Number)

Arthur H. Amron, Esq.

Wexford Capital LP

411 West Putnam Avenue

Greenwich, CT

(203) 862-7012

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box   ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 25278X109	13D

(1)	Name of reporting persons Wexford Capital LP
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds* OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 16,414,622
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 16,414,622
(11)	Aggregate amount beneficially owned by each reporting person 16,414,622
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 46.7%
(14)	Type of reporting person* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 25278x109	13D

(1)	Name of reporting persons Wexford GP LLC
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds* OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 16,414,622
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 16,414,622
(11)	Aggregate amount beneficially owned by each reporting person 16,414,622
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 46.7%
(14)	Type of reporting person* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 25278X109	13D

(1)	Name of reporting persons Charles E. Davidson
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds* OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 16,414,622
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 16,414,622
(11)	Aggregate amount beneficially owned by each reporting person 16,414,622
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 46.7%
(14)	Type of reporting person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 25278X109	13D

(1)	Name of reporting persons Joseph M. Jacobs
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds* OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 16,414,622
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 16,414,622
(11)	Aggregate amount beneficially owned by each reporting person 16,414,622
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 46.7%
(14)	Type of reporting person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 25278X109	13D

(1)	Name of reporting persons DB Energy Holdings LLC
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds* OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 16,414,622
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 16,414,622
(11)	Aggregate amount beneficially owned by each reporting person 16,414,622
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 46.7%
(14)	Type of reporting person* HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because, due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Issuer (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit 99.1.

Item 1.	Security and Issuer

This Statement is being filed with respect to the Common Stock, par value 0.01 per share (“Common Stock”), of Diamondback Energy, Inc. (the “Issuer”).

The address of the principal executive offices of the Issuer is:

Issuer: Diamondback Energy, Inc.

            500 West Texas, Suite 1225

            Midland, Texas 79701

Item 2.	Identity and Background

(a) This Statement is filed by:

(i) DB Energy Holdings LLC (“DB Holdings”), a Delaware limited liability company, which is the record holder of approximately 46.7 % of the Issuer’s outstanding Common Stock based on the number of shares of Common Stock outstanding (35,111,532 shares) as of October 15, 2012, the date on which the Issuer filed its final prospectus;

(ii) Wexford Capital LP (“Wexford Capital”), a Delaware limited partnership, the manager of DB Holdings;

(iii) Wexford GP LLC (“Wexford GP”), a Delaware limited liability company, the general partner of Wexford Capital;

(iv) Charles E. Davidson (“Mr. Davidson”), the Chairman and a managing member of Wexford GP; and

(v) Joseph M. Jacobs (“Mr. Jacobs”), the President and a managing member of Wexford GP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of the Reporting Persons is c/o Wexford Capital LP, 411 West Putnam Avenue, Greenwich, CT 06830.

(c) DB Holdings is a holding company managed by Wexford Capital. Wexford Capital is an investment advisor registered with the Securities and Exchange Commission, and manages a series of investment funds. Wexford GP is the general partner of Wexford Capital. Messrs. Davidson and Jacobs are the managing members of Wexford GP.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Wexford Capital is a Delaware limited partnership. Each of Wexford GP and DB Holdings is a Delaware limited liability company. Each of Messrs. Davidson and Jacobs is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

DB Holdings received 14,697,496 shares of Common Stock in the merger of Diamondback Energy LLC with and into the Issuer prior to the completion of the initial public offering of the Issuer (the “IPO”), pursuant to the merger agreement (the “Merger Agreement”) by and between the Issuer and Diamondback Energy LLC (the form of which is incorporated herein as Exhibit 99.2).

In addition, on October 17, 2012, DB Holdings purchased 1,717,126 shares of Common Stock in the IPO of the Issuer in exchange for settlement in full of a subordinated note issued by the Issuer to Lambda Investors LLC, an affiliate of DB Holdings, in the amount of $30,049,705, or $17.50 per share which was the same price as the price to the public in the IPO.

Item 4.	Purpose of the Transaction

The information contained in Item 3 above is incorporated herein by reference.

The purpose of the acquisition of the Common Stock was for investment, and the acquisition of such Common Stock was made in the ordinary course of business. The Reporting Persons at any time and from time to time may acquire additional Common Stock or dispose of any or all of the Common Stock they own depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of the number of shares of Common Stock outstanding (35,111,532 shares) as of October 15, 2012, the date on which the Issuer filed its final prospectus) are as follows:

DB Energy Holdings LLC
a) Amount beneficially owned: 16,414,622	Percentage:	46.7%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote:		0
ii. Shared power to vote or to direct the vote:		16,414,622
iii. Sole power to dispose or to direct the disposition of:		0
iv. Shared power to dispose or to direct the disposition of:		16,414,622

Wexford Capital LP
a) Amount beneficially owned: 16,414,622	Percentage:	46.7%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote:		0
ii. Shared power to vote or to direct the vote:		16,414,622
iii. Sole power to dispose or to direct the disposition of:		0
iv. Shared power to dispose or to direct the disposition of:		16,414,622

Wexford GP LLC
a) Amount beneficially owned: 16,414,622	Percentage:	46.7%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote:		0
ii. Shared power to vote or to direct the vote:		16,414,622
iii. Sole power to dispose or to direct the disposition of:		0
iv. Shared power to dispose or to direct the disposition of:		16,414,622

Charles E. Davidson
a) Amount beneficially owned: 16,414,622	Percentage:	46.7%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote:		0
ii. Shared power to vote or to direct the vote:		16,414,622
iii. Sole power to dispose or to direct the disposition of:		0
iv. Shared power to dispose or to direct the disposition of:		16,414,622
Joseph M. Jacobs a) Amount beneficially owned: 16,414,622	Percentage:	46.7%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote:		0
ii. Shared power to vote or to direct the vote:		16,414,622
iii. Sole power to dispose or to direct the disposition of:		0
iv. Shared power to dispose or to direct the disposition of:		16,414,622

The total shares of Common Stock reported as beneficially owned by each of Wexford Capital, Wexford GP, Mr. Davidson and Mr. Jacobs include the shares of Common Stock reported as beneficially owned by DB Holdings. Wexford Capital may, by reason of its status as manager of DB Holdings, be deemed to own beneficially the securities of which DB Holdings possesses beneficial ownership. Wexford GP may, as the general partner of Wexford Capital, be deemed to own beneficially the securities of which DB Holdings possesses beneficial ownership. Each of Mr. Davidson and Mr. Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the securities of which DB Holdings possesses beneficial ownership. Each of Wexford Capital, Wexford GP, Mr. Davidson and Mr. Jacobs shares the power to vote and to dispose of the securities beneficially owned by DB Holdings. Each of Wexford Capital, Wexford GP, Mr. Davidson and Mr. Jacobs disclaims beneficial ownership of the securities owned by DB Holdings and this Schedule 13D shall not be deemed as an admission that they are the beneficial owners of such securities except, in the case of Mr. Davidson and Mr. Jacobs, to the extent of their respective interests in each member of DB Holdings.

(c) DB Holdings received 14,697,496 shares of Common Stock on October 11, 2012 in the merger of Diamondback Energy LLC with and into the Issuer prior to the completion of the IPO, pursuant to the Merger Agreement by and between the Issuer and Diamondback Energy LLC (the form of which is incorporated herein as Exhibit 99.2).

On October 17, 2012, DB Holdings purchased 1,717,126 shares of Common Stock in the IPO of the Issuer in exchange for settlement in full of a subordinated note issued by the Issuer to Lambda Investors LLC, an affiliate of DB Holdings, in the amount of $30,049,705, or $17.50 per share which was the same price as the price to the public in the IPO.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

In connection with the Issuer’s IPO, the Issuer and DB Holdings entered into a certain registration rights agreement (the “Registration Rights Agreement”) dated as of October 11, 2012 (the form of which is incorporated herein as Exhibit 99.3). Pursuant to the Registration Rights Agreement, DB Holdings has demand and “piggyback” registration rights. The demand rights enable DB Holdings to require the Issuer to register its shares of the Common Stock with the SEC at any time, subject to the 180-day lock-up agreement it has entered into in connection with the IPO. The piggyback rights will allow DB Holdings to register the shares of the Common Stock that it owns along with shares of Common Stock that the Issuer or the other shareholders register with the SEC. These registration rights are subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares.

Lock-Up Agreements

Pursuant to the lock-up letters dated October 11, 2012 (the “Lock-Up Agreements”) (the form of which is incorporated herein as Exhibit 99.4), the Issuer, each of its directors and executive officers, DB Holdings and Gulfport Energy Corporation have agreed that, subject to certain exceptions, without the prior written consent of Credit Suisse Securities (USA) LLC, such parties will not, directly or indirectly, for a period of 180 days after the date of the IPO (a period that may be extended for up to 18 days under certain circumstances), offer, pledge, sell, contract to sell or otherwise transfer or dispose of any shares of the Common Stock or any other securities convertible into or exercisable or exchangeable for the Common Stock.

Advisory Services Agreement

The Issuer entered into an advisory services agreement (the “Advisory Services Agreement”) (the form of which is incorporated herein as Exhibit 99.5) with Wexford Capital, dated as of October 11, 2012, under which Wexford Capital will provide the Issuer with general financial and strategic advisory services related the Issuer’s business in return for an annual fee of $500,000, plus reasonable out-of-pocket expenses. The Advisory Services Agreement has a term of two years commencing on the completion of the IPO, and will continue for additional one-year periods unless terminated in writing by either party at least ten days prior to the expiration of the then current term. It may be terminated at any time by either party upon 30 days’ prior written notice. In the event the Issuer terminates such agreement, it is obligated to pay all amounts due through the remaining term. In addition, the Issuer agreed to pay Wexford Capital to-be-negotiated market-based fees approved by the Issuer’s independent directors for such services as may be provided by Wexford Capital at the Issuer’s request in connection with future acquisitions and divestitures, financings or other transactions in which the Issuer may be involved. The services provided by Wexford Capital thereunder will not extend to the Issuer’s day-to-day business or operations. The Issuer has agreed to indemnify Wexford Capital and its affiliates from any and all losses arising out of or in connection with the Advisory Services Agreement except for losses resulting from Wexford Capital’s or its affiliates’ gross negligence or willful misconduct.

Item 7.	Material to be Filed as Exhibits

* Exhibit 99.1	Joint Filing Agreement.

Exhibit 99.2	Form of Merger Agreement by and between Diamondback Energy, Inc. and Diamondback Energy LLC (incorporated by reference from Exhibit 10.17 of the Issuer’s Registration Statement on Form S-1/A, filed with the SEC on August 20, 2012).

Exhibit 99.3	Form of Registration Rights Agreement by and among the Company and DB Energy Holdings LLC (incorporated by reference from Exhibit 4.2 of the Issuer’s Registration Statement on Form S-1/A, filed with the SEC on May 8, 2012).

Exhibit 99.4	Form of Lock-up Agreement by and between Diamondback Energy, Inc. each of its directors and executive officers, DB Energy Holdings LLC and Gulfport Energy Corporation (incorporated by reference from Exhibit 1.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on October 17, 2012).

Exhibit 99.5	Form of Advisory Services Agreement by and between Diamondback Energy, Inc. and Wexford Capital LP (incorporated by reference from Exhibit 10.16 of the Issuer’s Registration Statement on Form S-1/A, filed with the SEC on August 20, 2012).

*	Attached hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2012

DB Energy Holdings LLC

By: Wexford Capital LP, its Manager

By: Wexford GP LLC, its General Partner

By: /s/ Arthur H. Amron
Arthur H. Amron
Vice President and Assistant Secretary

Wexford Capital LP

By: Wexford GP LLC, its General Partner

By: /s/ Arthur H. Amron
Arthur H. Amron
Vice President and Assistant Secretary

Wexford GP LLC

By: /s/ Arthur H. Amron
Arthur H. Amron
Vice President and Assistant Secretary

By: /s/ Joseph M. Jacobs
Joseph M. Jacobs

By: /s/ Charles E. Davidson
Charles E. Davidson